SUB-ITEM 77M:  Mergers


Pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-131198, was filed on February 23, 2006. This filing relates to an Agreement and Plan of Reorganization whereby Federated Kaufmann Fund(Surviving Fund), a portfolio of Federated Equity Funds, acquired all of the assets of Wayne Hummer Growth Fund (Acquired Fund), a portfolio of Wayne Hummer Investment Trust, in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective
March 24, 2006,  each shareholder of the Acquired
Fund became the owner of Surviving Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.
The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Special Meeting held on January 20, 2006, and was also approved by Acquired Fund shareholders at a Regular
Meeting held on March 24, 2006.
The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on February 23, 2006. Form N-8f, an Application for Deregistration of Investment Companies, was filed with the SEC on behalf of the Acquired Fund on March 29, 2006, and an amended application was filed on May 18, 2006.